MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#1050 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

August 19, 2010

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

August 19, 2010 to the Toronto Stock Exchange and the New York Stock Exchange (NYSE Amex), being the only exchanges upon which the shares of the Company are listed, as well as through Marketwire and other approved public media including filing on SEDAR and EDGAR.

Item 4	Summary of Material Change

The Company announced that it is voluntarily seeking delisting from NYSE Amex.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”), has filed a notification with NYSE Amex Equities (“NYSE Amex”) to voluntarily delist its common shares from the exchange. The Company’s common shares will continue to trade on the Toronto Stock Exchange (“TSX”) and once delisted from NYSE Amex, will automatically trade on the Over the Counter Bulletin Board in the US. As the Company remains a Securities and Exchange Commission (“SEC”) registrant, it is concurrently commencing a listing application for the Over the Counter QX (“OTCQX”) platform, a more rigorous OTC trading platform option available to SEC- registered issuers.

On November 12, 2009 the Company announced it received notice from the NYSE Amex that, based on its review of the Company’s fiscal 2010 first quarter results, the Company was not in compliance with Section 1003(a)(iii) of the NYSE Amex Company Guide, having at July 31, 2009 stockholders’ equity of less than $6,000,000 while sustaining losses from continuing operations and net losses in its five most recent fiscal years. The Company submitted a Compliance Plan (the “Plan”) on December 11, 2009. On February 11, 2010 the Company announced it had been notified by NYSE Amex that the Plan had been accepted. Details of the NYSE Amex notifications are provided in the Company’s news releases #09-09 and #10-02 dated November 12, 2009 and February 11, 2010 respectively.

The Company’s Plan included several key milestones, the most critical of which was to improve shareholders’ equity through a financing based on one or more of receipt of the El Dorado permit, resolution of the CAFTA action or the acquisition and exploration of a new project. The mid-plan milestone of increasing shareholders’ equity to a minimum of US $6 million has not been met and as a result the Company believes it is not meeting the terms of its Plan. Furthermore, the Company is not able to ascertain with confidence whether it will be in a position to regain full compliance with the NYSE Company Guide by the end of the Plan period (May 2011) as the majority of the factors on which ongoing compliance would be predicated are outside of the Company’s control.

The Company’s strategy over the past few months has been to work towards obtaining resolution of the permit issue before raising capital in a weak market to avoid diluting shareholders. The Company continues to try to negotiate with the El Salvadoran government in order to obtain the mining permit, which is expected to enable the Company to raise capital more efficiently to develop the El Dorado project and continue with additional exploration in the Americas while minimizing dilution. In addition the Company is searching for new exploration projects that will benefit its shareholders.

While the acquisition of a new exploration project is currently being pursued, the level of financing, on that basis alone, required to regain compliance with NYSE Amex’s Company Guide would, in the opinion of management, be onerous and dilutive to existing shareholders. Rather, the Company believes that if and when it is successful in acquiring a new exploration project, its financing requirements should be based on its exploration objectives and value objectives rather than the objective of the NYSE Amex.

Lastly, as the Company has greatly reduced its level of business activity at a time when listing costs and standards continue to escalate, management believes ongoing listing on NYSE Amex is not currently practicable.

To effect the delisting, the Company intends to file with the Securities and Exchange Commission a Form 25, Notification of Removal from Listing and/or Registration, on or about August 30, 2010. The Company expects that trading of its shares on the NYSE AMEX will be terminated on or about September 9, 2010. Until the AMEX delisting becomes effective on or about September 9, 2010, the Company’s common stock will continue to trade on the NYSE AMEX under the symbol “PMU” with “.BC” after its trading symbol to reflect its non-compliance with the NYSE AMEX listing requirements.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations (604) 689-1976

Item 8	Date of Report

August 19, 2010